Exhibit 99.4

Meihua International Medical Technologies Co., Ltd. Announces Share Repurchase Program of Up to $3 million

YANGZHOU, China, July 1, 2024 -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (Nasdaq: MHUA), a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China, announced today that its board of directors (the “Board”) has approved and authorized a share repurchase program of up to $3 million of the Company’s outstanding ordinary shares (the “Share Repurchase Program”). The Company intends to cancel all shares repurchased pursuant to this Share Repurchase Program.

The ordinary shares may be repurchased from time to time through open market purchases or privately negotiated transactions at prevailing prices, in accordance with securities laws and other legal requirements, including Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, as well as the Company’s insider trading policy, and subject to market conditions and other factors.

“With ongoing efforts to innovate, expand our premium product offerings, and enhance operational efficiency through optimized production processes and the application of AI, we continue to strengthen our business model and generate significant cash flow, which enables us to invest for the long term,” said Xin “Steven” Wang, Chief Executive Officer of Meihua. “This Share Repurchase Program including the planned cancellation of repurchased shares not only underscores our confidence in Meihua’s future growth but also demonstrates our commitment to enhancing shareholder value through concrete actions.”

The adoption of this Share Repurchase Program does not obligate the Company to acquire any specific amount of ordinary shares, and it may be suspended or discontinued at any time by the Board.

The Company expects to implement the Share Repurchase Program and a corresponding 10b5-1 plan following the filing of its Semi-Annual Report on Form 6-K for the period ending June 30, 2024.

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies is a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as HDPE bottles for tablets and LDPE bottles for eye drops, throat strips, and anal bags, and Class II and III disposable medical devices, such as disposable identification bracelets, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, medical catheters, uterine tissue suction tables, virus sampling tubes, disposable infusion pumps, electronic pumps and anesthesia puncture kits, among other products which are sold under Meihua’s own brands and are also sourced and distributed from other manufacturers. The Company has received an international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for over 20 Class I products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for more than 30 years, providing over 1,000 types of products for domestic sales, as well as over 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania.

For more information, please visit www.meihuamed.com.

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Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, and its ability to fully execute on the planned agreement, the Company’s future business development and plans of future business development, including its ability to successfully develop robotic assisted surgery systems and obtain licensure and certification for such systems, financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F, as well as on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

IR Department

Email: secretary@meihuamed.com

Tel: +86-0514-89800199

Christensen

Yang Song

Email: yang.song@christensencomms.com

Tel: +86-010-59001548